UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

STEINER LEISURE LIMITED
(Name of Issuer)

COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
(Title of Class of Securities)

P8744Y 10 2
(CUSIP Number)

CLIVE E. WARSHAW
SUITE 104A

P.O. Box N-9306
SAFFREY SQUARE
NASSAU, THE BAHAMAS

with a copy to:

ROBERT C. BOEHM
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
STEINER MANAGEMENT SERVICES, LLC
770 SOUTH DIXIE HIGHWAY - SUITE 200
CORAL GABLES, FLORIDA 33146
(305) 358-9002
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8744Y 10 2

1.	NAME OF REPORTING PERSON
Clive E. Warshaw

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
See response to Item 5(c), below.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
856,768 *

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
856,768 *

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
856,768 *

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%.

14.	TYPE OF REPORTING PERSON IN

* Includes 50,001 common shares, $0.01 par value per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") issuable upon the exercise of options currently exercisable or exercisable within 60 days after the date of this report (hereinafter, "currently exercisable") and excludes (i) 1,972 Common Shares underlying restricted share units scheduled to vest on June 12, 2014 and (ii) 3,000 Common Shares issuable upon the exercise of currently exercisable options and 1,479 Common Shares underlying restricted share units scheduled to vest on June 12, 2014, owned by Michèle Steiner Warshaw, a director of the Company, an officer of a subsidiary of the Company and the wife of the Reporting Person, and as to which the Reporting Person disclaims beneficial ownership.

INTRODUCTORY NOTE

This Amendment No. 12 to Schedule 13D amends the Initial Statement on Schedule 13D of Clive E. Warshaw (the "Reporting Person"), dated September 22, 1997, as amended by Amendment No. 1, dated May 31, 1998, Amendment No. 2, dated September 15, 1998, Amendment No. 3, dated November 4, 1998, Amendment No. 4 dated March 1, 1999, Amendment No. 5 dated March 30, 1999, Amendment No. 6 dated January 21, 2004, Amendment No. 7 dated May 11, 2004, Amendment No. 8 dated August 18, 2004, Amendment No. 9 dated November 26, 2004, Amendment No. 10 dated March 15, 2005, and Amendment No. 11 dated June 8, 2011 (as so amended, the "Amended 13D"), to reflect purchases and sales by the Reporting Person of common shares, $0.01 par value per share (the "Common Shares"), of Steiner Leisure Limited (the "Company"). Except as set forth below, no amendment is being made hereby to the Amended 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b). As of September 4, 2013, the Reporting Person, the Chairman of the Board of the Company, beneficially owned and had sole voting and dispositive power with respect to 856,768 Common Shares, representing 5.8% of the outstanding Common Shares. That amount includes 50,001 Common Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days after the date of this report (hereinafter, "currently exercisable") and excludes (i) 1,972 Common Shares underlying restricted share units scheduled to vest on June 12, 2014 and (ii) 3,000 Common Shares issuable upon the exercise of currently exercisable options and 1,479 Common Shares underlying restricted share units scheduled to vest on June 12, 2014, owned by Michèle Steiner Warshaw, a director of the Company, an officer of a subsidiary of the Company and the wife of the Reporting Person, and as to which the Reporting Person disclaims beneficial ownership.

Item 5(c). During the past 60 days, the Reporting Person has sold 36,000 Common Shares pursuant to a Rule 10b5-1 trading plan in place with the Company (the "10b5-1 Plan"). The details of these transactions are set forth below. The prices of the Common Shares sold were taken from the Form 4s filed with the Securities and Exchange Commission to report transactions effected by the Reporting Person.

Transaction Type	Transaction Date	Quantity	Price ($)
Sale	7/2/2013	800	53.5785
Sale	7/2/2013	1,200	54.5556
Sale	7/3/2013	2,000	53.7949
Sale	7/9/2013	1,700	56.1079
Sale	7/9/2013	300	56.6863
Sale	7/10/2013	2,000	56.9198
Sale	7/16/2013	2,000	57.2397
Sale	7/17/2013	2,000	56.7556
Sale	7/23/2013	2,000	56.9839
Sale	7/24/2013	2,000	56.9371
Sale	8/6/2013	2,000	58.6548
Sale	8/7/2013	2,000	58.5008
Sale	8/13/2013	2,000	58.8101
Sale	8/14/2013	2,000	58.5774
Sale	8/20/2013	2,000	59.0205
Sale	8/21/2013	2,000	59.0393
Sale	8/27/2013	700	56.8674
Sale	8/27/2013	600	57.8253
Sale	8/27/2013	700	58.8410
Sale	8/28/2013	1,883	56.4525
Sale	8/28/2013	117	56.9584
Sale	9/3/2013	2,000	56.1689
Sale	9/4/2013	2,000	55.8585

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2013

/s/ Clive E. Warshaw
Clive E. Warshaw Chairman of the Board